EXHIBIT 99.1

Alpha and Omega Semiconductor Announces Commencement of $30 Million Modified Dutch Auction Tender Offer for Its Common Shares

SUNNYVALE, California, June 8, 2015 - Alpha and Omega Semiconductor Limited (“AOS” or the “Company”) (NASDAQ: AOSL), today announced that it is commencing a modified “Dutch auction” tender offer to purchase for cash its outstanding common shares for an aggregate purchase price of no more than $30 million. The tender offer is part of the Company’s existing $50 million repurchase program that was previously approved by the Board of Directors in April 2015. The tender offer will expire at 11:59 p.m., New York City time, on July 7, 2015.

Pursuant to the tender offer, the Company’s shareholders may tender all or a portion of their shares (1) at a price specified by the tendering shareholder of not less than $8.50 and not greater than $9.20 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, the Company will determine the lowest price within the range of prices specified above (the “Purchase Price”) that will enable the Company to purchase the number of shares of its outstanding common shares having an aggregate purchase price not exceeding $30 million. Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered will not be purchased if the price specified by the shareholder is greater than the Purchase Price. Shareholders will receive the Purchase Price in cash, subject to applicable withholding tax and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders. The Company also reserves the right to purchase up to an additional 2% of its outstanding common shares without extending the tender offer.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase filed with the Securities and Exchange Commission (“SEC”). Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. B. Riley & Co., LLC is acting as dealer manager, Georgeson Inc. is serving as information agent for the tender offer and Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the company, the company's Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. No person is authorized to make any such recommendation. Shareholder must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Shareholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed today with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will be included as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (877) 278-4751 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These statements include, but are not limited to, the terms and expiration date of the Dutch auction tender offer. Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the decline of the PC industry and our ability to respond to such decline, our ability to introduce or develop new and enhanced products that achieve market acceptance, the actual product performance in volume production, the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry and seasonality of our markets, our ability to maintain factory utilization at a desirable level, and other risks as described in our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 filed on August 29, 2014. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and the Company undertakes no duty to update such information, except as required under applicable law.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET, IGBT and Power IC products. AOS has developed extensive intellectual property and technical knowledge that encompasses the latest advancements in the power semiconductor industry, which enables it to introduce innovative products to address the increasingly complex power requirements of advanced electronics. AOS differentiates itself by integrating its Discrete and IC semiconductor process technology, product design, and advanced packaging know-how to develop high performance power management solutions. AOS's portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. For more information, please visit http://www.aosmd.com. For investor relations, please contact So-Yeon Jeong at investors@aosmd.com.

CONTACT: Alpha and Omega Semiconductor Limited
Investor Relations
So-Yeon Jeong
408-789-3172
investors@aosmd.com